Exhibit 99.1

2016 SECOND QUARTER RESULTS

CNH Industrial 2016 second quarter revenues of $6.8 billion, with operating margin of Industrial Activities increasing to 7% and net industrial debt reduced by $0.3 billion in the quarter

Financial results presented under U.S. GAAP(1)

•	Reported net income was $129 million in the second quarter of 2016, with diluted EPS of $0.10

•	Industrial Activities operating profit(2) and margin increased year-over-year, led by improvements in Agricultural Equipment, Commercial Vehicles, and Powertrain segments:

•	Agricultural Equipment profitable in all regions, with best-in-class operating margin at 10.7%

•	Commercial Vehicles solidly profitable, with 3.9% operating margin

•	Net industrial debt(2) of $2.1 billion at June 30, 2016, $0.3 billion lower than March 31, 2016 from $0.6 billion in cash flow generated from Industrial Activities

•	Full year Industrial Activities net sales and operating margin guidance reaffirmed; net industrial debt guidance at between $1.5 billion and $1.8 billion excluding the European Commission settlement (approximately $500 million)

Summary of Results ($ million except EPS)
Six Months Ended June 30,				Three Months Ended June 30,
2016	2015	Change		2016	2015	Change
12,125	12,918	-6.1%	Revenues	6,753	6,958	-2.9%
(384)	145	-529	Net income (loss)	129	122	7
217	174	43	Adjusted net income(2) (3)	216	141	75
(0.28)	0.11	-0.39	Basic EPS ($)	0.10	0.09	0.01
(0.28)	0.11	-0.39	Diluted EPS ($)	0.10	0.09	0.01
0.16	0.13	0.03	Adjusted diluted EPS(2) ($)	0.16	0.11	0.05

London (UK) – (July 26, 2016) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $6,753 million for the second quarter 2016, down 2.9% compared to the second quarter 2015. Net sales of Industrial Activities were $6,450 million in Q2 2016, down 2.8% compared to the same period in 2015. Reported net income was $129 million in the second quarter, which includes an additional non-tax deductible charge of $49 million following finalization of the European Commission settlement on the truck competition investigation. Adjusted net income was $216 million for the quarter.

Operating profit of Industrial Activities was $453 million for the second quarter, a $52 million increase compared to the same period in 2015, with an operating margin of 7.0%, up 1.0 p.p. compared to the second quarter 2015. “Our second quarter results were solid; we continued to demonstrate our ability to execute across the breadth of our business and geographic portfolio despite the large disparity of demand conditions prevalent in the capital goods sector,” said Richard Tobin, Chief Executive Officer of CNH Industrial. “Our ability to increase operating profit in the Agricultural Equipment segment and our trend of improved results in Commercial Vehicles solidify our belief that the benefits of our efficiency plan on product cost and quality are taking hold.”

(1)	CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.
(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between “Net income (loss)” and “Adjusted net income”.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2016 SECOND QUARTER RESULTS

Excluding the impact of the additional non-tax deductible charge for the EC settlement, the effective tax rate was 37% for the quarter, resulting in a 46% effective tax rate year-to-date. The Company’s long-term effective tax rate objective remains unchanged at between 34% to 36%.

Net industrial debt was $2.1 billion at June 30, 2016, after the payment of $0.2 billion in dividends to shareholders in April 2016. The $0.3 billion improvement compared to March 31, 2016 was primarily attributable to the $0.6 billion operating cash flow generated from Industrial Activities in the second quarter 2016. Total Debt of $26.3 billion at June 30, 2016, was $0.5 billion higher than at March 31, 2016 primarily as a result of the issuance of new notes for €550 million in the second quarter, and in line with December 31, 2015. As of June 30, 2016, available liquidity (including cash, cash equivalents and restricted cash of $5.8 billion, and undrawn committed facilities of $3.0 billion) was $8.8 billion, up $0.6 billion compared to March 31, 2016 and down $0.5 billion compared to December 31, 2015.

Segment Results

CNH INDUSTRIAL Revenues by Segment ($ million)
Six Months Ended June 30,					Three Months Ended June 30,
2016	2015	% change	% change excl. FX(1)		2016	2015	% change	% change excl. FX(1)
4,932	5,612	-12.1	-9.6	Agricultural Equipment	2,808	3,035	-7.5	-6.3
1,131	1,342	-15.7	-13.8	Construction Equipment	595	740	-19.6	-18.4
4,640	4,507	3.0	5.7	Commercial Vehicles	2,595	2,470	5.1	6.0
1,905	1,848	3.1	4.0	Powertrain	1,023	947	8.0	7.0
(1,082)	(1,050)	—	—	Eliminations and other	(571)	(558)	—	—

11,526	12,259	-6.0	-3.6	Total Industrial Activities	6,450	6,634	-2.8	-1.8

787	836	-5.9	-1.8	Financial Services	399	423	-5.7	-3.4
(188)	(177)	—	—	Eliminations and other	(96)	(99)	—	—

12,125	12,918	-6.1	-3.7	Total	6,753	6,958	-2.9	-1.9

(1)    “Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

2016 SECOND QUARTER RESULTS

CNH INDUSTRIAL Operating Profit (loss)(1) by Segment ($ million)
Six Months Ended June 30,						Three Months Ended June 30,
2016 Profit	2015 Profit	$ change	2016 Margin	2015 Margin		2016 Profit	2015 Profit	$ change	2016 Margin	2015 Margin
391	467	-76	7.9%	8.3%	Agricultural Equipment	301	263	38	10.7%	8.7%
31	35	-4	2.7%	2.6%	Construction Equipment	17	35	-18	2.9%	4.7%
138	68	70	3.0%	1.5%	Commercial Vehicles	100	67	33	3.9%	2.7%
119	89	30	6.2%	4.8%	Powertrain	66	53	13	6.5%	5.6%
(48)	(35)	-13	—	—	Eliminations and other	(31)	(17)	-14	—	—

631	624	7	5.5%	5.1%	Total Industrial Activities	453	401	52	7.0%	6.0%

249	269	-20	31.6%	32.2%	Financial Services	119	140	-21	29.8%	33.1%
(160)	(142)	-18	—	—	Eliminations and other	(84)	(74)	-10	—	—

720	751	-31	5.9%	5.8%	Total	488	467	21	7.2%	6.7%

(1)	Operating profit of Industrial Activities (a non-GAAP financial measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP financial measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Agricultural Equipment’s net sales decreased 7.5% for the second quarter 2016 compared to the same period in 2015 (down 6.3% on a constant currency basis), as a result of lower industry volume, unfavorable product mix in the row crop sector in NAFTA and unfavorable industry volume in the small grain sector in EMEA. Net sales increased in APAC, mainly driven by higher volume in Australia. Sales in specialty tractors and harvesters in EMEA remain strong, and in LATAM sugar cane harvester demand offset the industry decline for tractors.

Operating profit was $301 million for the second quarter ($263 million in the second quarter 2015). The increase was primarily due to positive pricing and cost containment actions, including material cost reductions, and favorable foreign exchange impact. Operating margin increased 2.0 p.p. to 10.7%.

Construction Equipment’s net sales decreased 19.6% for the second quarter 2016 compared to the same period in 2015 (down 18.4% on a constant currency basis), due to negative industry volumes primarily in the heavy product class in all regions.

Operating profit was $17 million for the second quarter 2016 ($35 million in the second quarter 2015). Operating margin decreased 1.8 p.p. to 2.9%, as a result of lower volumes in NAFTA and negative industrial absorption partially offset by lower product cost and other cost containment actions. Second quarter production was 13% lower than the previous year to balance channel inventory with current demand conditions.

Commercial Vehicles’ net sales increased 5.1% for the second quarter 2016 compared to the same period in 2015 (up 6.0% on a constant currency basis), as a result of increased truck deliveries in EMEA. In LATAM, net sales decreased due to lower industry volumes in Brazil and Argentina. Specialty vehicle unit deliveries declined 53% as a result of reduced deliveries of defence vehicles in Europe.

Operating profit was $100 million for the second quarter 2016, a $33 million increase compared to Q2 2015, or a $58 million increase excluding the $25 million operating profit recorded by our Venezuelan subsidiary in Q2 2015 before the currency re-measurement in the second half of 2015. The increase was primarily a result of

2016 SECOND QUARTER RESULTS

positive pricing, material cost reductions and manufacturing efficiencies in EMEA offsetting the difficult trading conditions in LATAM commercial vehicles, and reduced activity levels in the specialty vehicle business. Operating margin increased 1.2 p.p. to 3.9%.

Powertrain’s net sales increased 8.0% in the second quarter 2016 compared to the same period in 2015 (up 7.0% on a constant currency basis) due to higher sales volumes to third parties. Sales to external customers accounted for 46% of total net sales (42% in Q2 2015) as the benefits of our SCR-only technology solutions continue to gain market recognition.

Operating profit was $66 million for the second quarter, a $13 million increase compared to the second quarter 2015, with an operating margin of 6.5% (up 0.9 p.p. compared to Q2 2015). The improvement was due to higher sales volumes, improved product mix and manufacturing efficiencies.

Financial Services’ revenues totaled $399 million in the second quarter 2016, a 5.7% decrease compared to the same period in 2015 (down 3.4% on a constant currency basis), due to a lower average portfolio, a reduction in interest spreads and the negative impact of currency translation. In the second quarter 2016, retail loan originations (including unconsolidated joint ventures) were $2.3 billion, down $0.1 billion compared to the second quarter 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.3 billion as of June 30, 2016 (of which retail was 64% and wholesale 36%) was down $0.1 billion compared to June 30, 2015 (up $0.2 billion on a constant currency basis).

Net income was $87 million for the second quarter 2016, a decrease of $11 million over the same period in 2015, primarily due to the lower average portfolio and the reduction in interest spreads.

2016 Outlook

CNH Industrial is confirming its 2016 guidance as follows:

•	Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%;

•	Net industrial debt at the end of 2016 between $1.5 billion and $1.8 billion excluding the European Commission settlement (approximately $500 million).

2016 SECOND QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT, management will hold a conference call to present 2016 second quarter and first half results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/29NCzqp and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expense, interest expenses and certain other operating expenses.

•	Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

•	Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management believes are not reflective of on-going operational activities.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

•

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to

2016 SECOND QUARTER RESULTS

different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from

2016 SECOND QUARTER RESULTS

those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	Noah Weiss
Tel: +44 207 7660 346	Tel: +1 630 887 3745

Italy

Francesco Polsinelli
Tel: +39 335 1776091

Cristina Formica
Tel: +39 011 0062464

e-mail: mediarelations@cnhind.com
www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended June 30, 2016 and 2015 and For the Six Months Ended June 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2016	2015	2016	2015
Revenues
Net sales	6,450	6,634	11,526	12,259
Finance and interest income	303	324	599	659

TOTAL REVENUES	6,753	6,958	12,125	12,918

Costs and Expenses
Cost of goods sold	5,252	5,456	9,490	10,172
Selling, general and administrative expenses	595	626	1,141	1,193
Research and development expenses	225	225	408	415
Restructuring expenses	10	22	25	34
Interest expense	240	282	470	566
Other, net(1)	190	112	820	212

TOTAL COSTS AND EXPENSES	6,512	6,723	12,354	12,592

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	241	235	(229)	326

Income taxes	107	126	147	203
Equity in income of unconsolidated subsidiaries and affiliates(2)	(5)	13	(8)	22

NET INCOME (LOSS)	129	122	(384)	145
Net income (loss) attributable to noncontrolling interests	3	(2)	2	(1)
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	126	124	(386)	146

(in $)
Earnings per share attributable to common shareholders
Basic	0.10	0.09	(0.28)	0.11
Diluted	0.10	0.09	(0.28)	0.11
Cash dividends declared per common share	0.148	0.216	0.148	0.216

Notes:

(1)	In the three and six months ended June 30, 2016, Other, net includes the exceptional non-tax deductible charge of $49 million and $551 million, respectively, following the final settlement reached with the European Commission on the truck competition investigation.
(2)	In the three and six months ended June 30, 2016, Equity in income of unconsolidated subsidiaries and affiliates includes a one-time $28 million negative impact incurred by the joint venture Naveco Ltd due to its exit from a line of business.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of June 30, 2016 and December 31, 2015

(Unaudited)

(U.S. GAAP)

($ million)	June 30, 2016	December 31, 2015(1)
Cash and cash equivalents	4,882	5,384
Restricted cash	934	927
Trade receivables, net	742	580
Financing receivables, net	19,116	19,001
Inventories, net	6,672	5,690
Property, plant and equipment, net	6,451	6,481
Investments in unconsolidated subsidiaries and affiliates	478	527
Equipment under operating leases	1,892	1,835
Goodwill	2,458	2,447
Other intangible assets, net	792	810
Deferred tax assets	1,024	1,250
Derivative assets	142	211
Other assets	1,817	1,534

TOTAL ASSETS	47,400	46,677

Debt	26,308	26,301
Trade payables	5,761	5,342
Deferred tax liabilities	68	334
Pension, postretirement and other postemployment benefits	2,235	2,282
Derivative liabilities	238	69
Other liabilities	8,342	7,488

Total Liabilities	42,952	41,816

Redeemable noncontrolling interest	20	18

Common shares, €0.01 par value; outstanding 1,361,478,726 common shares and 413,204,114 special voting shares at 06/30/2016; and outstanding 1,362,048,989 common shares and 413,249,206 special voting shares at 12/31/2015	25	25
Treasury stock, at cost - 1,430,885 shares in 2016 and 0 shares in 2015	(9)	—
Additional paid in capital	4,427	4,399
Retained earnings	1,655	2,241
Accumulated other comprehensive loss	(1,682)	(1,863)
Noncontrolling interests	12	41
Equity	4,428	4,843

TOTAL EQUITY AND LIABILITIES	47,400	46,677

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Six Months Ended June 30,
($ million)	2016	2015(1)
Operating activities:
Net income (loss)	(384)	145
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	358	349
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	271	195
Loss from disposal of assets	2	3
Undistributed income of unconsolidated subsidiaries	65	16
Other non-cash items	116	97
Changes in operating assets and liabilities:
Provisions	507	(42)
Deferred income taxes	9	42
Trade and financing receivables related to sales, net	(276)	94
Inventories, net	(806)	(694)
Trade payables	394	301
Other assets and liabilities	222	(92)

NET CASH PROVIDED BY OPERATING ACTIVITIES	478	414

Investing activities:
Additions to retail receivables	(1,781)	(2,100)
Collections of retail receivables	2,328	2,514
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	8	2
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	323	360
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(172)	(224)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(669)	(856)
Other	(148)	409

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(111)	105

Financing activities:
Proceeds from long-term debt	5,417	3,230
Payments of long-term debt	(5,981)	(4,391)
Net increase (decrease) in other financial liabilities	(192)	345
Dividends paid	(204)	(294)
Other	(58)	17

NET CASH USED IN FINANCING ACTIVITIES	(1,018)	(1,093)

Effect of foreign exchange rate changes on cash and cash equivalents	149	(354)

DECREASE IN CASH AND CASH EQUIVALENTS	(502)	(928)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,384	5,163

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,882	4,235

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended June 30, 2016 and 2015 and For The Six Months Ended June 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2016	2015	2016	2015	2016	2015	2016	2015
Revenues
Net sales	6,450	6,634	11,526	12,259	—	—	—	—
Finance and interest income	33	59	64	130	399	423	787	836

TOTAL REVENUES	6,483	6,693	11,590	12,389	399	423	787	836

Costs and Expenses
Cost of goods sold	5,252	5,456	9,490	10,172	—	—	—	—
Selling, general and administrative expenses	520	552	997	1,048	75	74	144	145
Research and development expenses	225	225	408	415	—	—	—	—
Restructuring expenses	9	21	24	33	1	1	1	1
Interest expense	152	175	302	349	132	151	258	307
Interest compensation to Financial Services	85	75	161	146	—	—	—	—
Other, net	116	91	681	164	74	60	140	119

TOTAL COSTS AND EXPENSES	6,359	6,595	12,063	12,327	282	286	543	572

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	124	98	(473)	62	117	137	244	264
Income taxes	70	82	64	112	37	44	83	91
Equity in income of unconsolidated subsidiaries and affiliates	(12)	8	(21)	12	7	5	13	10
Results from intersegment investments	87	98	174	183	—	—	—	—

NET INCOME (LOSS)	129	122	(384)	145	87	98	174	183

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of June 30, 2016 and December 31, 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	June 30, 2016	December 31, 2015(1)	June 30, 2016	December 31, 2015(1)
Cash and cash equivalents	4,330	4,551	552	833
Restricted cash	—	15	934	912
Trade receivables, net	709	555	55	52
Financing receivables, net	1,801	2,162	19,780	19,974
Inventories, net	6,478	5,513	194	177
Property, plant and equipment, net	6,449	6,479	2	2
Investments in unconsolidated subsidiaries and affiliates	2,928	2,846	150	136
Equipment under operating leases	12	10	1,880	1,825
Goodwill	2,304	2,295	154	152
Other intangible assets, net	776	793	16	17
Deferred tax assets	1,127	1,087	182	163
Derivative assets	142	205	6	6
Other assets	1,611	1,271	391	490

TOTAL ASSETS	28,667	27,782	24,296	24,739

Debt	8,243	8,260	20,530	21,176
Trade payables	5,643	5,176	144	197
Deferred tax liabilities	68	60	285	274
Pension, postretirement and other postemployment benefits	2,207	2,263	28	19
Derivative liabilities	232	62	12	7
Other liabilities	7,826	7,100	696	611

Total Liabilities	24,219	22,921	21,695	22,284

Redeemable noncontrolling interest	20	18	—	—
Equity	4,428	4,843	2,601	2,455

TOTAL EQUITY AND LIABILITIES	28,667	27,782	24,296	24,739

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Six Months Ended June 30, 2016 and 2015

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Six Months Ended June 30,		Six Months Ended June 30,
	2016	2015(1)	2016	2015(1)
Operating activities:
Net income (loss)	(384)	145	174	183
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	355	346	3	3
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	146	98	125	97
Loss from disposal of assets	2	3	—	—
Undistributed income (loss) of unconsolidated subsidiaries	63	(125)	(13)	(6)
Other non-cash items	54	38	62	59
Changes in operating assets and liabilities:
Provisions	514	(45)	(7)	3
Deferred income taxes	(1)	(4)	10	46
Trade and financing receivables related to sales, net	(113)	164	(158)	(43)
Inventories, net	(791)	(655)	(15)	(39)
Trade payables	447	315	(58)	(24)
Other assets and liabilities	30	(353)	192	244

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	322	(73)	315	523

Investing activities:
Additions to retail receivables	—	—	(1,781)	(2,100)
Collections of retail receivables	—	—	2,328	2,514
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	8	2	—	—
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	152	162	171	198
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(172)	(224)	—	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(338)	(341)	(331)	(515)
Other	(91)	1,473	(57)	(1,043)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(441)	1,072	330	(946)

Financing activities:
Proceeds from long-term debt	978	304	4,439	2,926
Payments of long-term debt	(794)	(1,951)	(5,187)	(2,440)
Net increase (decrease) in other financial liabilities	(127)	188	(65)	157
Dividends paid	(204)	(294)	(159)	(36)
Other	(58)	17	—	(21)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(205)	(1,736)	(972)	586
Effect of foreign exchange rate changes on cash and cash equivalents	103	(276)	46	(78)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(221)	(1,013)	(281)	85

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,551	4,122	833	1,041

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,330	3,109	552	1,126

Notes:

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Reconciliation of Operating Profit (loss) to Net Income (loss) under U.S. GAAP ($ million)
Six Months Ended June 30,			Three Months Ended June 30,
2016	2015		2016	2015
720	751	Total Operating Profit	488	467
25	34	Restructuring expenses	10	22
239	223	Interest expenses of Industrial Activities, net of interest income and eliminations	120	117
(685)	(168)	Other, net	(117)	(93)
(229)	326	Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	241	235
147	203	Income taxes	107	126
(8)	22	Equity in income of unconsolidated subsidiaries and affiliates	(5)	13
(384)	145	Net income (loss)	129	122

CNH INDUSTRIAL Net debt under U.S. GAAP ($ million)
	Consolidated		Industrial Activities		Financial Activities
	June 30, 2016	December 31, 2015(1)	June 30, 2016	December 31, 2015(1)	June 30, 2016	December 31, 2015(1)
Third party debt	26,308	26,301	7,529	7,214	18,779	19,087
Intersegment notes payable	—	—	714	1,046	1,751	2,089

Total Debt(2)	26,308	26,301	8,243	8,260	20,530	21,176

Less:
Cash and cash equivalents	4,882	5,384	4,330	4,551	552	833
Restricted cash	934	927	—	15	934	912
Intersegment notes receivable	—	—	1,751	2,089	714	1,046
Derivatives hedging debt	27	27	27	27	—	—

Net debt (cash)(3)	20,465	19,963	2,135	1,578	18,330	18,385

(1)    Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.

(2)    Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $714 million and $1,046 million at June 30, 2016 and December 31, 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,751 million and $2,089 million at June 30, 2016 and December 31, 2015, respectively.

(3)    The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $1,037 million and $1,043 million as of June 30, 2016 and December 31, 2015, respectively.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Change in Net Industrial Debt under U.S. GAAP ($ million)
Six Months Ended June 30,				Three Months Ended June 30,
2016		2015(1)		2016	2015(1)
(1,578	)(1)	(2,628)	Net industrial (debt)/cash at beginning of period	(2,470)	(2,998)
(384)		145	Net income (loss)	129	122
355		346	Amortization and depreciation(2)	178	174
650		(116)	Changes in provisions and similar(3)	186	(61)
(484)		(627)	Change in working capital	189	413
(172)		(224)	Investments in property, plant and equipment, and intangible assets(2)	(92)	(136)
15		(2)	Other changes	12	7
(20)		(478)	Net industrial cash flow	602	519
(218)		(277)	Capital increases and dividends(4)	(211)	(279)
(319)		420	Currency translation differences and other	(56)	(205)
(557)		(335)	Change in Net industrial debt	335	35
(2,135)		(2,963)	Net industrial (debt)/cash at end of period	(2,135)	(2,963)

(1)	Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.
(4)	This item also includes share buy-back transactions.

CNH INDUSTRIAL Adjusted net income (loss) and Adjusted diluted EPS under U.S.GAAP ($ million, except per share data)
Six Months Ended June 30,			Three Months Ended June 30,
2016	2015		2016	2015
(384)	145	Net income (loss)	129	122
25	34	Restructuring expenses	10	22
551	—	EC settlement	49	—
28	—	Chinese JV charge for exiting a line of business	28	—
(3)	(5)	Tax impact on adjustments	—	(3)
217	174	Adjusted net income	216	141
215	175	Adjusted net income attributable to CNH Industrial N.V.	213	143
1,364	1,363	Weighted average shares outstanding – diluted (million)	1,364	1,363
0.16	0.13	Adjusted diluted EPS ($)	0.16	0.11

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended June 30, 2016 and 2015 and For the Six Months Ended June 30, 2016 and 2015

(Unaudited)

(EU-IFRS)

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2016	2015	2016	2015
Net revenues	6,886	7,060	12,361	13,127
Cost of sales	5,606	5,770	10,142	10,817
Selling, general and administrative costs	559	590	1,073	1,129
Research and development costs	245	212	470	415
Other income/(expenses)	(22)	(31)	(38)	(42)

TRADING PROFIT/(LOSS)	454	457	638	724

Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	10	23	25	32
Other unusual income/(expenses)(1)	(50)	(11)	(554)	(11)

OPERATING PROFIT/(LOSS)	394	423	59	681

Financial income/(expenses)	(149)	(157)	(305)	(312)
Result from investments(2):	(17)	16	(19)	26
Share of the profit/(loss) of investees accounted for using the equity method	(17)	16	(19)	28
Other income/(expenses) from investments	—	—	—	(2)

PROFIT/(LOSS) BEFORE TAXES	228	282	(265)	395
Income taxes	105	105	142	188

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	123	177	(407)	207

PROFIT/(LOSS) FOR THE PERIOD	123	177	(407)	207

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	119	178	(410)	206
Non-controlling interests	4	(1)	3	1

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.09	0.13	(0.30)	0.15
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.09	0.13	(0.30)	0.15

Notes:

(1)	In the three and six months ended June 30, 2016, Other unusual income/(expenses) includes the exceptional non-tax deductible charge of $49 million and $551 million, respectively, following the final settlement reached with the European Commission on the truck competition investigation.
(2)	In the three and six months ended June 30, 2016, Result from investments includes a one-time $42 million negative impact incurred by the joint venture Naveco Ltd due to its exit from a line of business.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of June 30, 2016 and December 31, 2015

(Unaudited)

(EU-IFRS)

($ million)	June 30, 2016	December 31, 2015
ASSETS
Intangible assets	5,685	5,680
Property, plant and equipment	6,347	6,371
Investments and other financial assets:	541	601
Investments accounted for using the equity method	494	560
Other investments and financial assets	47	41
Leased assets	1,892	1,835
Defined benefit plan assets	7	6
Deferred tax assets	1,029	1,256

Total Non-current assets	15,501	15,749

Inventories	6,777	5,800
Trade receivables	742	580
Receivables from financing activities	19,116	19,001
Current tax receivables	387	371
Other current assets	1,288	1,017
Current financial assets:	180	265
Current securities	38	54
Other financial assets	142	211
Cash and cash equivalents	5,816	6,311

Total Current assets	34,306	33,345

Assets held for sale	20	23

TOTAL ASSETS	49,827	49,117

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,778	7,170
Non-controlling interests	18	47

Total Equity	6,796	7,217

Provisions:	6,121	5,589
Employee benefits	2,411	2,494
Other provisions	3,710	3,095
Debt:	26,411	26,458
Asset-backed financing	12,147	12,999
Other debt	14,264	13,459
Other financial liabilities	238	69
Trade payables	5,761	5,342
Current tax payables	186	126
Deferred tax liabilities	159	409
Other current liabilities	4,155	3,907
Liabilities held for sale	—	—

Total Liabilities	43,031	41,900

TOTAL EQUITY AND LIABILITIES	49,827	49,117

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Six Months Ended June 30, 2016 and 2015

(Unaudited)

(EU-IFRS)

	Six Months Ended June 30,
($ million)	2016	2015
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,311	6,141

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	(407)	207
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	599	561
Loss on disposal of non-current assets (net of vehicles sold under buy-back commitments)	1	4
Other non-cash items	102	57
Dividends received	57	38
Change in provisions	459	(119)
Change in deferred income taxes	32	39
Change in items due to buy-back commitments(1)	84	72
Change in operating lease items(2)	(49)	(252)
Change in working capital	(559)	(317)

TOTAL	319	290

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(363)	(450)
Consolidated subsidiaries and other equity investments	5	(5)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	8	(3)
Net change in receivables from financing activities	399	357
Change in current securities	16	—
Other changes	(144)	227

TOTAL	(79)	126

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	1,058	600
Repayment of bonds	(263)	(1,126)
Issuance of other medium-term borrowings (net of repayment)	(335)	(149)
Net change in other financial payables and other financial assets/liabilities	(1,076)	(251)
Capital increase	—	17
Dividends paid	(204)	(294)
Purchase of treasury shares	(14)	—
Purchase of ownership interests in subsidiaries	(44)	—

TOTAL	(878)	(1,203)

Translation exchange differences	143	(370)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(495)	(1,157)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,816	4,984

(1)	Cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(2)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2015 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Revenues by Segment under EU-IFRS ($ million)
Six Months Ended June 30,				Three Months Ended June 30,
2016	2015	% change		2016	2015	% change
4,932	5,612	-12.1	Agricultural Equipment	2,808	3,035	-7.5
1,131	1,342	-15.7	Construction Equipment	595	740	-19.6
4,746	4,622	2.7	Commercial Vehicles	2,649	2,531	4.7
1,909	1,853	3.0	Powertrain	1,025	949	8.0
(1,082)	(1,050)	—	Eliminations and other	(571)	(558)	—

11,636	12,379	-6.0	Total of Industrial Activities	6,506	6,697	-2.9

950	985	-3.6	Financial Services	495	491	0.8
(225)	(237)	—	Eliminations and other	(115)	(128)	—

12,361	13,127	-5.8	Total	6,886	7,060	-2.5

CNH INDUSTRIAL Trading profit/(loss)(1) by Segment under EU-IFRS ($ million)
Six Months Ended June 30,				Three Months Ended June 30,
2016	2015	Change		2016	2015	Change
247	368	-121	Agricultural Equipment	228	211	17
(9)	15	-24	Construction Equipment	(3)	19	-22
93	34	59	Commercial Vehicles	78	56	22
110	78	32	Powertrain	64	50	14
(48)	(36)	-12	Eliminations and other	(31)	(17)	-14
393	459	-66	Total of Industrial Activities	336	319	17
245	265	-20	Financial Services	118	138	-20
—	—	—	Eliminations and other	—	—	—

638	724	-86	Total	454	457	-3

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL Key Balance Sheet data under EU-IFRS ($ million)
	June 30, 2016	March 31, 2016	December 31, 2015
Total Assets	49,827	48,995	49,117
Total Equity	6,796	6,793	7,217
Equity attributable to CNH Industrial N.V.	6,778	6,774	7,170
Net debt(1)	(20,653)	(20,661)	(19,951)
Of which Net industrial debt(1)	(2,282)	(2,499)	(1,570)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Net income reconciliation ($ million)
Six Months Ended June 30,			Three Months Ended June 30,
2016	2015		2016	2015
(384)	145	Net income (loss) in accordance with U.S. GAAP	129	122
		Adjustments to conform with EU-IFRS:
(54)	9	Development costs	(14)	19
4	4	Goodwill and other intangible assets	2	2
38	22	Defined benefit plans	26	11
—	2	Restructuring provisions	—	(1)
(16)	10	Other adjustments	(22)	3
3	(14)	Tax impact on adjustments	(7)	(6)
2	29	Deferred tax assets and tax contingencies recognition	9	27
(23)	62	Total adjustments	(6)	55

(407)	207	Profit (loss) in accordance with EU-IFRS	123	177

CNH INDUSTRIAL Total Equity reconciliation ($ million)
	June 30, 2016	December 31, 2015
Total Equity under U.S. GAAP	4,428	4,843
Adjustments to conform with EU-IFRS:
Development costs	2,545	2,536
Goodwill and other intangible assets	(110)	(113)
Defined benefit plans	(20)	—
Restructuring provisions	(5)	(5)
Other adjustments	(13)	2
Tax impact on adjustments	(737)	(729)
Deferred tax assets and tax contingencies recognition	708	683

Total adjustments	2,368	2,374

Total Equity under EU-IFRS	6,796	7,217

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six Months Ended June 30, 2016		At December 31, 2015	Six Months Ended June 30, 2015
	Average	At June 30		Average	At June 30
Euro	0.896	0.901	0.919	0.896	0.894
Pound sterling	0.698	0.744	0.674	0.656	0.636
Swiss franc	0.982	0.979	0.995	0.947	0.931
Polish zloty	3.914	3.996	3.917	3.711	3.746
Brazilian real	3.701	3.233	3.960	2.968	3.101
Canadian dollar	1.330	1.296	1.388	1.235	1.237
Argentine peso	14.314	14.951	12.984	8.819	9.084
Turkish lira	2.920	2.888	2.918	2.566	2.677